

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via E-mail</u>
Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Amendment No. 8 to Registration Statement on Form S-11**
> **Filed February 27, 2012**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

We have reviewed Amendment No. 8 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our investment strategy, page 4</u>

1.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

<u>Our financial strategy and leverage, page 8</u>

2.   If you are able to change your finance and leverage strategy without stockholder vote, please revise your disclosure here and in the risk factor on page 25 to disclose this fact.

<u>Management agreement, page 13</u>

3.   We note your response to comment 1 of our letter dated August 1, 2011. We will continue to monitor for your response to comment 4 of our letter dated May 16, 2011.

Executive and director compensation, page 115

4. We note that you will pay your manager an incentive fee under the incentive plan noted on page 17. Please expand your disclosure to explain the purpose of granting equity based awards to the directors and employees of your manager, considering that the manager already is entitled to an incentive fee.

Conflicts of interest, page 122

5. We note that you will compete with other funds managed by your manager. Please disclose the number of competing funds and the amount each fund has available for investment.

Historical performance of our Manager's investments …, page 135

6. We note your response to comment 29 of our letter dated August 1, 2011. We reissue our comment. Please disclose the specific adverse experience of each program. For example, please address the specific losses incurred by each program and how the events referenced resulted in the losses experienced by the particular registrant. Please refer to Item 8.A.2 of Industry Guide 5.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

/s/ Sonia G. Barros

Sonia G. Barros
Special Counsel

cc: David J. Goldschmidt, Esq. (*via e-mail*)